PITNEY HARDIN LLP

FRANK E. LAWATSCH, JR.
___

DIRECT DIAL NUMBER
(212) 297-5830

E MAIL
FLAWATSCH@PITNEYHARDIN COM

7 TIMES SQUARE
NEW YORK, NEW YORK 10036-7311
(212) 297-5800
FACSIMILE (212) 916-2940

MORRISTOWN, NEW JERSEY
(973) 966-6300
FACSIMILE (973) 966-1015

BRUSSELS, BELGIUM
32-02-514-54-19
FACSIMILE 32-02-514-16-59

Revised

November 17, 2006

VIA FACSIMILE NO. (202) 772-9213

Mr. Joel Levine
Associate Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street
Mail Stop 5543
Washington, D.C. 20549

Re: Ridgewood Electric Power Trust I
       Ridgewood Electric Power Trust II
       Ridgewood Electric Power Trust III
       Ridgewood Electric Power Trust IV
       Ridgewood Electric Power Trust V
       The Ridgewood Power Growth Fund

Dear Mr. Levine:

We are counsel to each of the above-referenced Ridgewood Trusts (collectively, the "Trusts"), each of which has failed to file with the United States Securities and Exchange Commission (the "Commission") periodic and other reports required to be filed under Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). A schedule listing the periodic reports of each of the Trusts that are past due and have not yet been filed with the Commission and the last periodic filing made under Section 13(a) is attached hereto as Appendix A. Some of the prior filings made by one or more of the Trusts under Section 13(a) of the Exchange Act may need to be corrected as a result of reaudits currently being conducted by the Trusts and, as noted below, all audit reports of the Trusts' immediate prior accountant are being replaced by audit reports of its new accountant.

PITNEY HARDIN LLP

Mr. Joel Levine
Associate Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
November 17, 2006
Page 2

As discussed in our telephone conversation with you and Robert Burnett of the Commission on Monday, November 13, 2006, we are writing to request your consideration of our proposal that in lieu of filing each past due periodic report, each Trust file a compendium annual report on Form 10-K for its fiscal year ended December 31, 2005 (each a "Compendium Report"), which would include the information for each of its quarterly reports in the level of detail required by Form 10-Q covering periods ending prior to such date and after the date of the last periodic filing under Section 13(a) of the Exchange Act. As we advised you, the Trusts are replacing all audit reports of Perelson Weiner LLP ("PW") contained in filings previously made by the Trusts with reports by Grant Thornton LLP ("Grant Thornton"). Each Compendium Report would contain a Trust's audited financial statements for the years ended December 31, 2005, 2004 and 2003 and all financial and other information required to be filed for each such year and for each quarterly period ended after December 31, 2002 and prior to December 31, 2005 (to the extent not previously filed plus such other material for other periods as is required for the correction or restatement of prior disclosures as is necessary as noted below); provided, however, that the Compendium Report would not contain financial statements for the years ended December 31, 2001 or 2002 except for summary information as required in Item 6 of Form 10-K and, provided, further, that the Trusts will include summary quarterly financial information for each years December 31, 2003, 2004 and 2005 required by Item 302 of Regulation S-K even if previously filed and not restated or corrected. The quarterly information would be as detailed as that required by Form 10-Q. To the extent that a Trust determines that any of its previously filed financial statements require restatement or correction, the Trust's Compendium Report would contain such restated financial statements and all necessary or appropriate reconciliations and related disclosure (for example those required by Statement of Financial Accounting Standards No. 154, *Accounting Changes and Error Corrections*).

Background

The Trusts, each of which are managed by Ridgewood Renewable Power, LLC (the "Managing Shareholder"), own and operate renewable electric power and infrastructure projects in the United States, United Kingdom, and Egypt. The securities issued by each of the Trusts were originally offered and sold in private placements exempt from registration under the Securities Act of 1933, as amended. Each of the Trusts is organized as a Delaware business trust. Each of the Trusts has registered its shares of beneficial interest with the Commission under the Exchange Act on Form 10. Notwithstanding such registration, there is no active secondary market for such shares, they are not listed on any exchange, and there are severe restrictions on any transfers contained in the Declarations of Trust for each Trust, which includes a provision that requires that no transfers may be made without the prior written approval of the

PITNEY HARDIN LLP

Mr. Joel Levine
Associate Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
November 17, 2006
Page 3

Managing Shareholder. A conscious effort has been made by the Trusts and their Managing Shareholder to avoid stimulating a public market for shares of the Trusts, and because there is no active secondary market for the shares, it is difficult to determine the value of the shares at any given time. Since 2004, the Trusts are aware of only 37 transfers for cash. There are approximately 6,000 holders of shares of the Trusts.

In January 2004, the Managing Shareholder retained PW to serve as independent registered public accountants to perform annual accounting, auditing, and tax services for the Trusts, including the audit of the Trusts' respective financial statements for the year ended December 31, 2003. However, throughout the course of the engagement, PW did not timely conduct and complete their audits and reviews of the Trusts' financial statements, causing the Trusts to be late with, or fail to file entirely, their periodic reports.

The Managing Shareholder and the Trusts terminated PW's retention as the Trusts' independent registered public accountants in June 2006 and thereafter filed a complaint against PW in the Superior Court of New Jersey seeking damages.

In July, 2006, the Managing Shareholder engaged Grant Thornton to replace PW as the independent registered public accountants for the Trusts. The scope of Grant Thornton's retention includes auditing the financial statements of the Trusts that were to be audited by PW and which were not completed by PW, and re-auditing the financial statements of the Trusts that were audited by PW, for each of the years ended December 31, 2005, 2004 and 2003 and reviewing the financial statements of the Trusts for each quarterly period since the beginning of the Trusts' 2003 fiscal year where such reviews had not been performed by PW or where there are corrections or restatements required. The re-audits and re-reviews are being conducted so that the Trusts will no longer need to rely on PW to provide the auditors' consents or reviews necessary in connection with the Trusts' periodic reports required to be filed under Section 13(a) of the Exchange Act.

The Proposed Compendium Reports

As discussed, we propose that in lieu of (i) filing each past due periodic report or (ii) amending prior filed reports which need to be corrected or restated, each Trust would file a Form 10-K Compendium Report for its year ended December 31, 2005 which would include its quarterly financial information and other disclosures at least as detailed as required on Form 10-Q covering quarterly periods ended prior to December 31, 2005 and after December 31, 2002 to the extent past due or requiring correction or restatement. As stated above, each Trust's

PITNEY HARDIN LLP
Mr. Joel Levine
Associate Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
November 17, 2006
Page 4

audited financial statements for the years ended December 31, 2005, 2004 and 2003 and all financial and other information required to be filed for each such year and for each quarterly period ended within each such year would be contained in the Compendium Report to the extent not previously filed or if previously filed the Trust determines corrections or restatements are required, to the extent that any Trust determines that any previously filed financial statements require restatement or correction, that Trust's Compendium Report would contain such restated or corrected financial statements and all necessary or appropriate reconciliations and related disclosure, and the Trusts will include in the Compendium Reports summary quarterly financial information required by Item 302 of Regulation S-K even if previously filed and not restated for each of the years ended December 31, 2003, 2004 and 2005. All other information required to be included in any past due, corrected or restated Form 10-K or Form 10-Q would be included in the Compendium Report. As a result, a Trust's Compendium Report would contain any and all material information that would have been available and required to be disclosed in the Trust's prior periodic reports for such period.

In preparing the financial statements required to be included in the Compendium Report, the Trusts would apply accounting rules in place during the period covered by the particular financial statements. Financial statements for all delinquent interim periods contained in the Compendium Report would be presented with the level of detail required by Form 10-Q. In the event that a Trust determines that it is necessary or appropriate to restate the Trust's selected financial data for the years prior to the year ended December 31, 2003 or restate or correct financial statements or reports previously filed covering periods ending after December 31, 2002, the Trust will make the appropriate disclosure in its Compendium Report in accordance with the provisions of FASB Statement No. 154 or in accordance with such other standards as may be determined to be appropriate by the Trust.

Accordingly, we request, on behalf of the Trusts, that for the reasons set forth herein, you advise the Trusts that the staff of the Division of Corporation Finance will not object if each of the Trusts files a Compendium Report in lieu of the Trust's delinquent periodic reports covering the annual periods ended December 31, 2003 through December 31, 2005, any restated or corrected reports as provided above and substitution of independent registered public accountant reports for such periods and all quarterly periods ended after December 31, 2002 and before December 31, 2005 as discussed above.

PITNEY HARDIN L.L.P
Mr. Joel Levine
Associate Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
November 17, 2006
Page 5

       My client has advised me that the timetable for filing the Compendium Reports and quarterly reports for the year ended December 31, 2006 is March 2007 for Ridgewood Electric Power Trust V and Ridgewood Power Growth Fund and April 2007 for the other Trusts except that the other Trusts would file their Form 10-K's for the year ended December 31, 2006 during the month of May 2007. It is anticipated that each of Ridgewood Electric Power Trust V and Ridgewood Power Growth Fund will timely file a Form 10-K for the year ended December 31, 2006. My client further agrees to advise the staff of the Division of Corporation Finance if there will be any material delay in this schedule.

       Please call me at (212) 297-5830 if you have any questions or require any additional information. In the event that you should contemplate an unfavorable or qualified response to this request, we request a telephone conference to discuss these issues.

                  Very truly yours,

                  FRANK E. LAWATSCH, JR.

FEL/ms
Attachment

APPENDIX A

Ridgewood Power Funds – Delinquent Filings

Registrant	Past Due Filings	Last Filing Made*
Ridgewood Electric Power Trust I	Form 10-Q/A for the period ended September 30, 2004 Form 10-K/A for the period ended December 31, 2004 Form 10-Q/A for the period ended March 31, 2005 Form 10-Q for the period ended June 30, 2005 Form 10-Q for the period ended September 30, 2005 Form 10-K for the period ended December 31, 2005 Form 10-Q for the period ended March 31, 2006 Form 10-Q for the period ended June 30, 2006 Form 10-Q for the period ended September 30, 2006	Form 10-Q for the period ended March 31, 2005
Ridgewood Electric Power Trust II	Form 10-Q for the period ended June 30, 2005 Form 10-Q for the period ended September 30, 2005 Form 10-K for the period ended December 31, 2005 Form 10-Q for the period ended March 31, 2006 Form 10-Q for the period ended June 30, 2006 Form 10-Q for the period ended September 30, 2006	Form 10-Q for the period ended March 31, 2005
Ridgewood Electric Power Trust III	Form 10-K for the period ended December 31, 2004 Form 10-Q for the period ended March 31, 2005 Form 10-Q for the period ended June 30, 2005 Form 10-Q for the period ended September 30, 2005 Form 10-K for the period ended December 31, 2005 Form 10-Q for the period ended March 31, 2006 Form 10-Q for the period ended June 30, 2006 Form 10-Q for the period ended September 30, 2006	Form 10-Q for the period ended September 30, 2004
Ridgewood Electric Power Trust IV	Form 10-K for the period ended December 31, 2004 Form 10-Q for the period ended March 31, 2005 Form 10-Q for the period ended June 30, 2005 Form 10-Q for the period ended September 30, 2005 Form 10-K for the period ended December 31, 2005 Form 10-Q for the period ended March 31, 2006 Form 10-Q for the period ended June 30, 2006 Form 10-Q for the period ended September 30, 2006	Form 10-Q for the period ended September 30, 2004
Ridgewood Electric Power Trust V	Form 10-K for the period ended December 31, 2003 Form 10-Q for the period ended March 31, 2004 Form 10-Q for the period ended June 30, 2004 Form 10-Q for the period ended September 30, 2004 Form 10-K for the period ended December 31, 2004 Form 10-Q for the period ended March 31, 2005 Form 10-Q for the period ended June 30, 2005 Form 10-Q for the period ended September 30, 2005 Form 10-K for the period ended December 31, 2005 Form 10-Q for the period ended March 31, 2006 Form 10-Q for the period ended June 30, 2006 Form 10-Q for the period ended September 30, 2006	Form 10-Q for the period ended September 30, 2003
The Ridgewood Power Growth Fund	Form 10-K for the period ended December 31, 2005 Form 10-Q for the period ended March 31, 2006 Form 10-Q for the period ended June 30, 2006 Form 10-Q for the period ended September 30, 2006	Form 10-Q for the period ended September 30, 2005

* This column lists the last filing made by a Trust. Depending on the audits being conducted by the Trusts' current independent registered public accountant prior filings may be required to be corrected or restated.